Exhibit 99.1

For Immediate Release

Company name: DAIICHI SANKYO COMPANY, LIMITED

Representative: Takashi Shoda, President and Representative Director

(Code no.: 4568, First Section, Tokyo, Osaka and Nagoya Stock Exchanges)

Please address inquiries to Toshio Takahashi, Corporate Officer in Charge,

Corporate Communications Department

Telephone: +81-3-6225-1126

Daiichi Defeats Mylan in Dispute Over $1 Billion Per Year Drug Patent

Federal Court Decision Affirmed by CAFC

TOKYO, December 22, 2005 – DAIICHI SANKYO CO., LTD. (President & CEO: Takashi Shoda), one of Japan’s leading pharmaceutical companies having Sankyo Co., Ltd. and Daiichi Pharmaceutical Co., Ltd as wholly owned subsidiaries, today announced that the United States Court of Appeals for the Federal Circuit affirmed the decision of the U.S. District Court for the Northern District of West Virginia, which held that Daiichi’s patent (No. 5,053,407) on its billion-dollar-a-year broad spectrum antibacterial agent, levofloxacin, is valid and would be infringed by Mylan Laboratories, Inc.’s and Mylan Pharmaceuticals, Inc.’s proposed generic levofloxacin tablets. As a result of this affirmance, generic drug manufacturer Mylan will not be allowed to enter the U.S. market with a generic version of levofloxacin no earlier than the expiration of Daiichi’s patent on December 20, 2010.

Daiichi granted an exclusive license to Johnson & Johnson to make, use, and sell pharmaceutical preparations containing levofloxacin in the United States with the right of sublicense. Ortho-McNeil Pharmaceutical, Inc. is an exclusive sublicensee for levofloxacin tablets in the United States. Ortho-McNeil Pharmaceutical, Inc. markets levofloxacin tablets in the United States under the trade name LEVAQUIN®. Ortho-McNeil Pharmaceutical, Inc. and Johnson & Johnson Pharmaceutical Research & Development, LLC were co-plaintiffs in this litigation.

DAIICHI SANKYO COMPANY, LIMITED

DAIICHI SANKYO COMPANY, LIMITED was established on September 28, 2005 as the joint holding company of two major Japanese pharmaceutical companies – Sankyo Co., Ltd. and Daiichi Pharmaceutical Co., Ltd. DAIICHI SANKYO aims to become a Global Pharma Innovator, continuously generating innovative drugs and services and maximizing its corporate value. Sankyo and Daiichi Pharmaceutical have a broad range of major drug products on the Japanese market, including the antihypertensive Olmetec® (olmesartan medoxomil) and the synthetic antibacterial agent Cravit® (levofloxacin) and are strongly promoting drug information provision activities. Both companies specialize in the field of cardiovascular disease and have used their cumulative knowledge and expertise as a foundation for developing an abundant product lineup and R&D pipeline.

For further details, please refer to the company Web site,

at http://www.daiichisankyo.co.jp/eng.